SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28647; 812-13641]

Automated Trading Desk Specialists, LLC, et al.; Notice of Application and Temporary Order

March 12, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c)

of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them from

section 9(a) of the Act, with respect to an injunction entered against Automated Trading Desk

Specialists, LLC ("ATDS") on March 11, 2009 by the United States District Court for the

Southern District of New York (the "Injunction"), until the Commission takes final action on

an application for a permanent order. Applicants also have applied for a permanent order.

Applicants: ATDS, Citigroup Global Markets Inc. ("CGMI"), CEFOF GP I Corp.

("CEFOF"), CELFOF GP Corp. ("CELFOF"), Citibank, N.A. ("Citibank"), Citigroup

Alternative Investments LLC ("Citigroup Alternative"), Citigroup Investment Advisory

Services Inc. ("Citigroup Advisory"), Citigroup Capital Partners I GP I Corp. ("CCP I") and

Citigroup Capital Partners I GP II Corp. ("CCP II," and along with CGMI, CEFOF, CELFOF,

Citibank, Citigroup Alternative, Citigroup Advisory and CCP I, the "Fund Servicing

Applicants," together with ATDS, the "Applicants").[1]

Filing Date: The application was filed on March 12, 2009.

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[1]   Applicants request that any relief granted pursuant to the application also apply to any other
company of which ATDS is or hereafter may become an affiliated person within the meaning
of section 2(a)(3) of the Act (together with the Applicants, the "Covered Persons").

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving Applicants with a copy of the request, personally or by

mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 6, 2009,

and should be accompanied by proof of service on Applicants, in the form of an affidavit, or

for lawyers, a certificate of service. Hearing requests should state the nature of the writer's

interest, the reason for the request, and the issues contested. Persons who wish to be notified

of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: ATDS, 401 S. LaSalle Street, Chicago, IL 60605;

CGMI and Citigroup Advisory, 787 Seventh Avenue, New York, NY 10019; CEFOF,

CELFOF, CCP I and CCP II, 388 Greenwich Street, New York, NY 10013; Citibank, 399

Park Avenue, New York, NY 10043; and Citigroup Alternative, 731 Lexington Avenue, 28th

Floor, New York, NY 10022.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870, or Julia

Kim Gilmer, Branch Chief, at (202) 551-6821, (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information: The following is a temporary order and a summary of the

application. The complete application may be obtained for a fee at the Commission's Public

Reference Room, 100 F Street NE, Washington DC 20549-1520 (tel. 202-551-5850).

Applicants' Representations:

1.   Each of the Applicants is an indirect wholly-owned subsidiary of Citigroup

Inc. ("Citigroup"), a financial holding company whose businesses provide a broad range of financial services to consumer and corporate customers. ATDS is a broker-dealer that was registered with the Commission under the Securities Exchange Act of 1934 ("Exchange Act").[2] Citigroup acquired the parent company of ATDS, ATD Holdings, Inc., in 2007. ATDS has never served or acted an investment adviser or depositor to registered investment companies ("Funds"), including unit investment trusts ("UITs") and face amount certificate companies, or as principal underwriter to Funds, nor does ATDS have any present intention of doing so in the future. ATDS currently has no operations.

2. CGMI is registered as a broker-dealer under the Exchange Act and serves as principal underwriter for one or more registered investment companies and as the depositor of certain unit investment trusts ("UITs," together with all other registered investment companies, "Funds"). Citigroup Alternative and Citigroup Advisory are registered as investment advisers under the Investment Advisers Act of 1940 and serve as investment advisers for one or more Funds. CEFOF, CELOF, Citibank, and CCP I and CCP II ("ESC Advisers") serve as investment advisers to certain employees' securities companies within the meaning of section 2(a)(13) of the Act, which provide investment opportunities for certain eligible employees, officers, directors and persons on retainer of Citigroup and its affiliates ("ESCs" and included in the term "Funds").[3]

3. On March 11, 2009, the United States District Court for the Southern District of New York entered a final judgment, which included the Injunction, against ATDS

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[2]   ATDS deregistered with the Commission as a broker-dealer on July 16, 2004.

[3]   Greenwich Street Employees Fund, L.P., et al., Investment Company Act Release Nos. 25324 (Dec. 21, 2001) (notice) and 25367 (Jan. 16, 2002) (order).

("Judgment") in a matter brought by the Commission.[4] The Commission alleged in the

complaint ("Complaint") that ATDS violated certain rules of the Chicago Stock Exchange by

engaging in improper trades for its own proprietary accounts by trading ahead of, instead of

matching customer orders, interpositioning and trading ahead of unexecuted open or cancelled

orders. The Complaint also alleged that ATDS violated section 17(a) of the Exchange Act

and rule 17a-3 by failing to make or keep a current blotter containing an itemized daily record

of all purchases and sales of securities effected by ATDS for its proprietary accounts.

Without admitting or denying the allegations in the Complaint, except as to jurisdiction,

ATDS consented to the entry of the Judgment that included, among other things, the entry of

the Injunction.

Applicants' Legal Analysis:

     1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been

enjoined from engaging in or continuing any conduct or practice in connection with the

purchase or sale of a security or in connection with activities as a broker or dealer, from

acting, among other things, as an investment adviser or depositor of any registered investment

company or a principal underwriter for any registered open-end investment company,

registered UIT or registered face-amount certificate company. Section 9(a)(3) of the Act

makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of

which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act

defines "affiliated person" to include, among others, any person directly or indirectly

controlling, controlled by, or under common control with, the other person. Applicants state

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[4]   Securities and Exchange Commission v. Automated Trading Desk Specialists, LLC., Final
Consent Judgment as to Automated Trading Desk Specialists LLC., 1:09cv1977 (LTS)
(S.D.N.Y., Mar. 11, 2009).

that ATDS is an affiliated person of each of the Fund Servicing Applicants within the meaning of section 2(a)(3) of the Act. Applicants state that the entry of the Injunction results in Applicants being subject to the disqualification provisions of section 9(a) of the Act.

2. Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) of the Act if it is established that these provisions, as applied to Applicants, are unduly or disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting them and Covered Persons from the disqualification provisions of section 9(a) of the Act.

3. Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to the Fund Servicing Applicants would be unduly and disproportionately severe and that the conduct of Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4. Applicants state that the alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, subadviser or depositor to a Fund, or principal underwriter for any open-end Fund or UIT and that the conduct occurred prior to Citigroup's acquisition of the parent company of ATDS when the Fund Servicing Applicants were not affiliated persons of ATDS. Applicants also state that none of the current or former directors, officers, or employees of the Fund Servicing Applicants had any involvement in the conduct alleged in the Complaint. Applicants further state that the personnel at ATDS who allegedly participated in the conduct giving rise to the

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Injunction have had no and will not have any future involvement in providing advisory, subadvisory or depository services to Funds, or principal underwriting services to open-end Funds or UITs and are no longer employed by ATDS.

5.	Applicants state that the inability of the Fund Servicing Applicants to continue to serve as investment adviser, depositor or principal underwriter to the Funds would result in potentially severe financial hardships for the Funds and their shareholders. Applicants have distributed, or will distribute as soon as reasonably practical, written materials, including an offer to meet in person to discuss the materials, to the board of directors of each Fund, including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Fund, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, if any, regarding the Judgment, any impact on the Funds, and the application. Applicants state they will provide the Funds with all information concerning the Judgment and the application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

6.	Applicants also state that, if the Fund Servicing Applicants were barred from serving as investment adviser, depositor or principal underwriter to the Funds, the effect on their businesses and employees would be severe. Applicants state that the Fund Servicing Applicants have committed substantial resources to establish an expertise in providing services covered by section 9(a) of the Act to Funds. Applicants further state that prohibiting the Fund Servicing Applicants from providing advisory and distribution services would not only adversely affect their businesses, but would also adversely affect approximately 50 employees that are involved in those activities. Applicants also state that disqualifying the ESC Advisers from continuing to provide investment advisory services to ESCs is not in the public interest or in furtherance of the protection of investors. Because the ESCs have been formed for the benefit of certain eligible employees, officers, directors and persons on retainer of Citigroup and its affiliates, it would not be consistent with the purposes of the ESC provisions of the Act or the ESC Order to require another entity not affiliated with the ESC Advisers to manage the ESCs. In addition, the employees of Citigroup and its affiliates subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of Citigroup.

7. Applicants previously have received exemptions under section 9(c) as the result of conduct that triggered section 9(a) as described in greater detail in the application.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from March 11, 2009, until the Commission takes final action on their application for a permanent order.

By the Commission.

Elizabeth M. Murphy
Secretary